Exhibit 99.1

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 24 May 2005 it purchased for cancellation 300,000 of its ordinary shares at a price of 324.2708p pence per ordinary share.